FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Sixth Investor Conference	47
	"Telefónica O2 Europe: A winning mindset "
	Peter Erskine - General Manager of Telefónica O2 Europa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 11th , 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Sixth Investor Conference

Telefónica O2 Europe: A winning mindset

Peter Erskine
London, October 11th 2007


Spirit of
PROGRESS

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Part of this financial information is un-audited and, therefore, is subject to potential future modifications. Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Overview

- Telefónica O2 Europe growth has exceeded that of our combined local markets
- We see continued growth ahead, despite challenging markets, building on our strong position
- Partnerships will be critical in the future, and we have a track record of good execution
- We see a clear path back to growth in Germany
- We are making real improvements on efficiency and leveraging the scale of the Telefónica Group

A winning mindset

1. **A strong starting position**
2. Opportunities for growth
3. Our strategy for continued outperformance

01 2006 results

Revenues	Mobile customer base	OIBDA



9%
FY 2005
FY 2006

- vs. mobile market growth of ~**0.5%** and fixed market **decline**



10%
FY 2005
FY 2006

- vs. market growth ~ **6%**



3%
FY 2005
FY 2006

- vs. market decline of at least **5%**

Source: Company data

O2 UK the outstanding performer

OIBDA change 2004 – 2006 (£ in millions)


100
(500)
vodafone
£171m
-£77m
-£320m
-£414m
O2

Service Revenue growth


16%
14%
12%
10%
8%
6%
4%
2%
0%
15%
~11%
5%
~1%
15%
~7%
FY 2004
FY 2005
FY 2006
O2
Market

- #1 OIBDA growth
- #1 Service Revenue growth

GAINING SHARE

- #1 Customer Satisfaction
- #1 Active Customer Base
- #1 Brand

01 O2 Germany has delivered a market beating performance in the past

CAGR 03-06

O2 Germany EBITDA (€ in millions)


39 %
640
540
440
340
240
FY 2003
FY 2004
FY 2005
FY 2006

vs. market CAGR ~3%

O2 Germany Service Revenue (€ in millions)


19 %
3,000
2,700
2,400
2,100
1,800
FY 2003
FY 2004
FY 2005
FY 2006

vs. market CAGR ~4%

- **#1 for EBITDA growth**
- **#1 for Service Revenue growth**

GAINING SHARE

- **#1 Customer Satisfaction**
- **#1 Post pay ARPU**
- **#1 Customer growth 2003 - 2006**
- **#1 MoU**

Telefónica O2 Czech Republic turnaround

Year-on-year growth in fixed business revenues


1%
0
-3%
-6%
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
- 5.1 %
- 3.5%
- 6.1%
-0.1%
0.7 %

Turnaround in revenue trend

- #1 Integrated Operator
- DSL growth 40%

Year-on-year growth in mobile service revenue


8%
6%
4%
2%
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
4.6 %
6.5 %
8.0 %
5.5 %
5.8 %

Increasing Service Revenue growth

- Grown Post pay base 20%
- #1 Market Entry for 3rd player (Slovakia)

1. A strong starting position
2. **Opportunities for growth**
3. Our strategy for continued outperformance

02 There are significant growth opportunities in our "core" business...

Mobile Market MoU


CAGR 06-10E
mins
250
200
150
100
50
0
~10 %
~15 %
UK
Germany
2006
2010E

Mobile as % of Total Outbound Minutes


80%
60%
40%
20%
0%
32%
19%
69%
42%
47%
37%
80%
63%
2006
2010E
UK
Germany
Czech Rep.
Ireland

SMS Messages (TEF O2 Europe)


(m)
CAGR 06-10E
50,000
25,000
0
~15 %
2006
2010E

Mobile Market Penetration


2006
2010E
160%
120%
80%
40%
0%
107%
~115%
108%
~120%
103%
~115%
104%
~120%
118%
~125%
119%
~135%
107%
~110%
108%
~117%
UK
Germany
Czech Republic
Ireland
Including M2M

Sources: Strategy Analytics and company forecasts/analysis

… as well as opportunities beyond voice and text

Bundles and converged services



- Multi-play bundles (Duos & Trios)
- Homezone services
- Content / information access (fixed and mobile)

Mobile Internet


O2

- Music
- Internet search and advertising
- Enhanced messaging
- Moving pictures

Retail / Wholesale Broadband

Telefónica

be*

02 Why is the timing right for growth in non-SMS data...?

Internet Partnerships

YAHOO! UK & IRELAND
NOKIA Connecting People
Google
flickr
facebook
YouTube Broadcast Yourself™

Business data



Laptop & datacards
Mobile Office

New business models – mobile advertising, transactions

Flat rate data pricing – per month, per day

Fit for purpose internet devices



Faster data networks – HSDPA, 3G

02 Successful partnerships will be critical

- **Mobile Search**
  - Enable customers to explore the Internet on their mobiles
  - Develop new revenues streams from search advertising
    - 5% of total UK advertising spend in 2010E (WPP)
- **Reach new segments**
  - Strong brands, good distribution, limited overlap with O2 base
    - 1.4m Tesco mobile subs, 1m Tchibo subs
- **User Generated Content**
  - Bring popular internet services and brands to mobile
  - Increased adoption and usage of mobile internet



- **iPhone**
  - Apple innovation coupled with O2 brand & customer experience
  - A market-changing proposition
  - Exclusive to O2 in UK


The O2

- **TheO2 & O2 World in Berlin**
  - Partnering with AEG
  - A range of benefits exclusive to O2 customers
  - Deliver a unique customer experience, differentiate our brand & drive loyalty

Broadband gives us a platform for integrated services …

DSL Penetration of households


80%
70%
60%
50%
40%
30%
~30p.p.
~20p.p.
UK
Germany
2006
2010E

Today:

- Basic propositions
  - mobile and discount broadband bundles
- Limited integration of fixed & mobile environments

Tomorrow:

- Country & segment specific propositions
  - Duo and Trio offers
  - VoIP, IPTV
  - Content management (Bluebook); music, pictures, messages

...cost control is critical to growing profitability

More Direct Sales Re-engineer Distribution Channels Reduce Acquisitions & Retention Costs	▪ Aim to increase proportion of direct sales from 40% to 80% ▪ Change the distribution model to achieve greater leverage over indirect channels & control SAC/SRC ▪ Increased use of SIM only
Self Service	▪ More immediate response to customers & lower cost to serve
Network Options	▪ Developing options for reducing network costs
Data Centre Consolidation Regional IS Sourcing Regional Software Factory	▪ Assessing potential for reducing number of data centres and common sourcing/development of infrastructure ▪ Common IT architecture

1. A strong starting position
2. Opportunities for growth
3. **Our strategy for continued outperformance**

Therefore our strategy is...

1 Drive core mobile business
- Address under served segments
- Exploit elasticity & FMS opportunities
- HSDPA, mobile internet, enhanced messaging

2 Become an Integrated operator
- Growth of broadband revenues
- Bundled products
- Review further diversification opportunities

3 Invest / develop new revenue streams
- Advertising, moving pictures, mobile search
- Music
- Partnerships

4 Reduce costs
- Reduce channel & service costs
- Options for non-core activities
- Telefónica synergies and learning benefits

While keeping customers at the heart of everything we do

...with specific priorities for each of our businesses

1. Maintain growth / margin balance, increase market share
   - Potential for margin improvement
2. Continue to differentiate through Customer Experience
3. Re-engineer cost-base
   - Customer investment, Customer service
4. Invest in & exploit mobile Internet and DSL opportunity
5. Broaden product and service range

We are seeing increasing use of non-SMS...

Consumer

- O2 has ~ 36% of total non- SMS data users in the UK market*
- O2 Active users numbers growing 25% year on year
- Total data volumes up 1/3 year on year

Business

- Growth in BlackBerry
  - O2 to grow Blackberry Base by ~45% in 2007E
  - 1st to market with the Blackberry Pearl and Curve devices
  - UK Market leader for Blackberry Internet Service (~45% share)

iPhone

- 3 products in 1
  - A Revolutionary Mobile Phone
  - The best iPod – *Music on the Move*
  - The real internet – *the best mobile user interface*
- 3 postpay tariffs, with unlimited data
- Attracts high value customers in key target segments
- A market leading mobile data proposition

* Mobile Data Association

03 ...our broadband proposition offers further growth opportunities



Superfast up to 20 Mbps
Unlimited usage
Plug and play set-up experience
• Straightforward value for money (no catches)
O_2 Broadband
UK based Care
Mobile email
Single on-line user interface
Offering a consistent 'look & feel' for all O2 services:
Broadband
bluebook
blueroom



Households with DSL
20
15
10
5
0
+8 m
Dec-06
Dec-10E
Source: Internal forecasts

Targeting:

- > 1 million customers by 2010E
- CapEx <£100m 2007E – 2010E

Further opportunities

- Wholesale
- Traffic management, QoS
- Network sharing
- Femtocells

...O2 UK will continue to grow above the market...

CAGR 06-10E


Revenue Market Share (%)
~1.5p.p
25.7%
FY 2006
FY 2010E


MoU (minutes)
+8%/+10%
172
2006
2010E


DATA ARPU (£)
+3%/+5%
7.00
13%
~25%
2006
2010E
%Non-SMS

- Market share gains driven by segment focus & base growth
- Focus on execution and customer experience
- Grow share of market revenue by focus on high value customers
  - Strong relative ARPU performance
- Bigger bundles drive increased MoU
- Maintain data ARPU above market average through growth of non-sms data

...building on success to date

"Great value, no catch" propositions


simplicity

Simplicity

- Offering a simple VFM alternative for customers not requiring a handset upgrade
- 30 day contract
- Reduces handset subsidy costs



Favourite Place

- Over 650,000 customers enrolled
- 25% increase in Top ups



Business customers

- Penetration of mobile email +30% so far this year
- New customer ARPU +9% year to date driven primarily by growth in mobile email

03 Cost control will also be a focus...

Customer Investment Costs

- Maximising Direct Infrastructure
- Efficiency in Indirect Channels
- Extending handset replacement Cycles
- Postpay SIM Only

Three digit £ million saving by 2010E

Cost to connect



~-20%
FY 2006
FY 2010E

Customer Service Costs

- Eservice
- IVR
- Reduce incoming call volume

Three digit £ million saving by 2010E

Cost to serve



~-30%
FY 2006
FY 2010E

Further opportunities for savings in IT / Network

03 ...as well as growing new revenue streams...


New Business Development
New partnerships
Music opportunities
Near Field Communications
Core Business Extension
Mobile advertising
Exploiting Broadband
Moving pictures
Core Business
Mobile Data
Corporate Mobility
Segmentation
Market share growth

03 ...and continuing to put our customers and people first



Customer satisfaction Index
80
75
70
65
60
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
O2
vodafone
orange
T-Mobile
3

Source: TNS Customer Satisfaction Tracker



The O2



THE SUNDAY TIMES
20
BEST BIG COMPANIES TO WORK FOR
2007

Specific priorities for...

1. Return to growth in mobile
2. Accelerate growth in O2 DSL and converged products
3. Continue growth in wholesale business (mobile and broadband)
4. Build future proof infrastructure
5. Deliver on re-structuring programme

Invest for future growth

Being part of Telefónica helps us capture the opportunities…

- CapEx investment of ~€3,500 m 2007E- 2010E to:
  - Build out of high quality 2G network and reduce reliance on national roaming
  - Build out of high quality 3G/HSPA network to support mobile Internet and our proposition for businesses
  - Rollout of ULL network to support converged service
- Why? Germany offers a significant opportunity:
  - Population of 82m and GDP of €2,300bn
  - Lower penetration, lower mobile minutes of use, lower % of total minutes on mobile
  - Low DSL penetration
- We will continue to grow our revenue and market share
- As part of Telefónica we benefit from
  - Savings from procurement, devices, networks, etc.
  - Leveraging products and expertise across the group
  - Best practice

03 The mobile market will return to growth...

CAGR 06-10E

The market in Q2

- Mobile customer growth accelerating:
  - Total market gross adds +23%*
  - Penetration +9p.p.*
  - MoU +16%
- However, growth in the subscriber base has not offset price declines
  - Total Market Service Revenue: -3%
- DSL market continues to grow strongly
  - +4m lines year-on-year

The way forward

- We see the market returning to growth, as:
  - Price declines will slow down
  - Fixed/Mobile substitution will increase
  - Mobile data will start to gain traction

Note: *Company data, Q2 07 vs. Q2 06

Source: Pyramid Research, IDC, internal forecasts

Mobile Subscriptions (in millions)



+4%
85.7
Dec-06
Dec-10E

Market Service Revenue (€ in millions)



+2%
20.9
FY 06
FY 07E
FY 08E
FY 09E
FY 10E

03 O2 Germany will return to growth in mobile through…

CAGR 06-10E

Introduction of S/M/L product portfolio

- Introduction of S/M/L logic for entire product portfolio
- Genion XL flatrate
- Fair & transparent pricing scheme

Genion S/M/L Customer Base development


(000)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
x5
Dec-06
Mar-07
Jul-07
Aug-07

Launch of FONIC – 2nd brand

- Own discount brand launched
- Distribution via online and Lidl (+2,700 stores)
- One very simple voice & sms offer
- Lowest price offer in the German market with 9.9 cent/min.&SMS in all networks



FONIC

Growth of mobile Internet

- Launch of S/M/L Data Packs
- Data ARPU growth driven mainly by non-sms data (mobile Internet)
  - New pricing introduced
  - +60% CAGR in mobile internet users by 2010E

DATA ARPU


+1%/+3%
€5.70
24%
~50%
2006
2010E
%Non-SMS

03 ...with improving metrics in Q2...

Genion (S/M/L) minutes of use development


(min)
650
600
550
500
450
400
350
300
250
200
Genion S/M/L
+40 %
Genion
Dec-06
Mar-07
Jul-07

Genion (S/M/L) ARPU development


(€)
70
65
60
55
50
45
40
35
30
Genion S/M/L
+10 %
Genion
Dec-06
Mar-07
Jul-07

- Stronger L-mix within new Genion contracts
- Improved net adds Q2 07 vs. Q1 07
- Strong HanseNet performance

03 The Broadband market offers significant growth..

Total Market Development (in millions)



CAGR 06-10E
>10%
4.0
4.2
6.0
2006
2010E
ULL*
T-Com Resale
T-Com

*Partly and fully unbundled not including T-Com Wholesale lines
Source: Internal forecasts

- **German DSL market growth** – approx. 8.5 m net additions expected 2007E-2010E with around 70% from ULL

Retail shares German broadband market Q2 07



Versatel
Other
United Internet (1&1)
ARCOR
HanseNet
freenet
O2
T-Online
TDe wholesale customer

- Five players make up ~90% of the retail market: T-com, UI, HanseNet, Arcor & freenet

03 O2 broadband and FMC

Consumer Broadband

- Competitive pricing of O_2 DSL with triple flat rate
- Easy installation
- One bill for broadband and mobile



FMC Services

- Launch of Communication Center with synchronisation of address book, emails and calendar
- Bundled offerings, e.g. family pack for O_2 DSL customers



Business DSL

- One stop: Broadband DSL, inter / intra company networking and mobile solutions
- ADSL2+ and SDSL broadband



03 Strong wholesale partnerships will support Germany´s growth story

Leverage wholesale models (fixed & mobile)

- Primary ULL provider of all major alternative ISPs
- AOL/Alice launched
- First products with freenet launched
- United Internet ULL



Further expand retailer business

- Tchibo gross adds growth accelerated
- 1 million customers



FONIC - 2nd brand

- Own discount brand launched
- Distribution via online and Lidl (+2,700 stores)

03 Building future proof network infrastructure is vital to deliver our growth ambitions

Improve quality of GSM network

- Continue roll-out of GSM network to reduce dependency on National Roaming
- Significantly improved network quality through reduction of handovers

Continue investments in 3G and HSPA

- Continue roll-out of 3G network – coverage, density and HSPA
- Supporting mobile internet and data propositions and future converged propositions
- Ongoing evaluation of sharing / partnership opportunities

Leading ULL wholesale network

- Telefónica Deutschland already the leading ULL wholesaler
- Strong basis for O2's DSL offer for consumer and business customers
- Key supplier of all large ISPs in Germany
- 40% - 50% CAGR 2006 to 2010E in DSL lines

03 Cost control will again be a focus...

- **Short term**
  - Achieve a 20% reduction in indirect costs
  - Manage cost in line with average for European benchmark
- **Mid term**
  - Manage cost in line with 1st quartile of European benchmark

Phase	Measures	Goal
Phase 1	~€70m reduction in indirect costs in 2007E	Reach 1st quartile of European Cost Benchmark
Phase 2	>€100m reduction in indirect costs in 2008E Additional €40m in 2007E through early implementation of 2008E measures	
Phase 3	Structural and process changes in IT, network, back office, admin Drive further reduction of indirect costs	

03 Specific priorities for...

1. Accelerate DSL uptake & slow down line loss
2. Develop IPTV and ICT businesses
3. Launch additional converged services

} Fixed

4. Build on success in Slovakia
5. Exploit mobile data opportunity
6. Continue to drive MoU through migration strategy

} Mobile

03 DSL will continue to drive growth in the fixed business...

CAGR 06-10E

Fixed lines (in thousands)



2,402
-7%/-9%
Dec-06
Dec-10E

ADSL lines (in thousands)



+20%/+25%
470
Dec-06
Dec-10E

IPTV customers (in thousands)



~20 x
16
Dec-06
Dec-10E

- Negative revenue trend reversed in Q2 07 (+0.7%)
- Internet, IPTV and IT & Business Solutions the key drivers of growth
- Continue ADSL growth
  - Bundles support growth of DSL
  - Develop a strong position in IPTV
- Fixed line disconnections to improve significantly from 2006 peak of -519,000 net adds
- Develop a trusted, network centric ICT integrator position
  - DELTAX purchase

...and data driving the mobile business in Czech Republic

CAGR 06-10E

Mobile customers (in thousands)


+1%/+3%
4,864
50%
% Postpay
39%
Dec-06
Dec-10E

Data ARPU (in CZK)


+5%/+7%
108
55%
40%
% Non SMS
2006
2010E

MoU (minutes)


+8%/+10%
102
2006
2010E

- Revenues continue growing strongly
- Driven by customer base growth and ARPU
- Voice ARPU growth driven by migrations to contract (~50% of base in 2010E) and MoU increases
- Non-voice ARPU growth driven by non-SMS data

03 ...with continued growth in Slovakia...

- Highly successful launch
  - 455,000 customers at end Q2 07
- Market share of 8% after 5 months of operations
  - Initial target of 5%
  - Now targeting 14% - 17% by end 2010E
- Continuing to build own network
  - 500 base stations
  - 34% population coverage
  - Postpaid launch
- Cumulative CapEx investment over 4 years expected to be CZK 4.5-7.2bn

03 Investor Guidance...

(€ in millions)

	TELEFONICA O2 Czech Republic and Slovakia		
	FY2006 (1)	FY2006 (Adj.) (2)	CAGR 06-10E (3)
REVENUES	2,148	2,148	+1%/+4%
OIBDA	985	994	+1%/+3%
CAPEX	229	229	1.0 - 1.4 bn Cum (07E-10E)

1) Base 2006 reported numbers include three months of start-up losses in Slovakia
2) OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007E-2010E. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.
3) CAGR 06-10E guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation, other than Deltax

O2 Ireland has delivered in a competitive market ...

SUBSCRIBER BASE (in thousands)


1,631
2%
1,599
Q2 06
Q2 07

- 13.5% growth in PostPay base vs. 2006
- Broadband sales significantly exceeding target since launch in July – 14,000 to date

SERVICE REVENUE


€237 m
4.5%
€227 m
Q2 06
Q2 07

- Blended ARPU €46.7 (+2% y-o-y)
  - 10% premium over Vodafone on prepaid ARPU
- MoU 249 mins, up from 237 minutes last year (+5%)

...with a focus on growth & cost control for the future

Opportunities for growth

- Growth in postpaid base and ARPU
- Leverage growth in SME/Corporate segment to capture fixed minutes
- Differentiate O2 brand through focus on customer loyalty & service
- Build on the successful launch of HSDPA Mobile Broadband and introduce additional Broadband value added services
  - fixed/mobile convergent services
- Moving pictures
  - successful DVB-H trials
- Maximise Mobile Search and Advertising opportunities

Cost control

- Technology & Network options
  - 15% - 30% targeted savings
- Maximise the use of Online and Direct Channels

Investor Guidance…

(€ in millions)

	TELEFONICA O2 EUROPE		
	FY2006 (1)	FY2006 (Adj.) (2)	CAGR 06-10E (3)
REVENUES	13,159	12,842	+4%/+8%
OIBDA	3,708	3,601	+5%/+9%
CAPEX	2,553	2,380	8,000 – 8,500 Cum (07E-10E)

1) Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006) and three months of start-up losses in Slovakia

2) In terms of guidance calculation, Airwave results are excluded from base 2006. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007E-2010E. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures

3) CAGR 06-10E guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation, other than Deltax in the Czech Republic

Our vision for 2010…

Growing Above Industry Average

- Guidance achieved
- Increased our share of total communications spend across our combined markets
- An integrated business with major new revenue streams

Highly Efficient Business

- Best in class cost benchmarks
- Delivering full synergy and learning benefits from Telefónica

Fully Engaged Customers and Employees

- Highest customer satisfaction
- Top 5 employer
- Top 5 brand

Telefonica